FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Société Anonyme – Share Capital: €2,542,112,118

Corporate Headquarters: 16, rue de la Ville l’Evêque -78008 Paris (France)

542 062 559 R.C.S. PARIS

NOTICE OF MEETING

The shareholders of SUEZ are hereby convened to an Ordinary and Extraordinary General Meeting on Friday, May 5, 2006, at 2:30 p.m., at the Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris.

In accordance with the Notice of Meeting published in the French legal announcements bulletin of March 17, 2006, the Board of Directors has decided to add a draft 10th resolution to the agenda, regarding the issue of free equity warrants in the event of a public offer for the company (French law no. 2006-387 of March 31, 2006 regarding public acquisition offers, as published in the French Official Journal of April 1, 2006).

As a result, the agenda is now as follows:

AGENDA

A. Deliberations of the Ordinary General Meeting

•	Board of Directors’ Report

•	Statutory Auditors’ Reports

•	Approval of transactions and the statutory financial statements for fiscal year 2005

•	Approval of the consolidated financial statements for fiscal year 2005

•	Appropriation of earnings and declaration of dividend

•	Regulated related-party agreements

•	Renewal of the term of office of a Director

•	Authorization for the Board of Directors to trade in the Company’s shares

B. Deliberations of the Extraordinary General Meeting

•	Board of Directors’ Report

•	Statutory Auditors’ Special Report

•	Independent Expert’s Report

•	Authorization granted to the Board of Directors to increase the share capital through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

•	Authorization granted to the Board of Directors to increase the share capital by means of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or of shares in the Company to which entitlement is granted through securities to be issued by the subsidiaries, including in exchange for shares tendered within the context of a public exchange offer

•	Authorization granted to the Board of Directors in the event of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company, to set the issue price in accordance with the terms and conditions decided by the General Meeting, subject to a maximum limit of 10% of the capital

•	Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

•	Authorization granted to the Board of Directors to issue complex debt securities

•	Authorization granted to the Board of Directors to issue shares reserved for employees who belong to a SUEZ group corporate savings plan

•	Authorization for the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights in favor of Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plans

•	Authorization for the Board of Directors to reduce the share capital by canceling shares

•	Amendment of the bylaws – Notices that must be made to the Company

•	Powers to carry out the shareholders’ decisions and perform the related formalities

DRAFT RESOLUTIONS

* * *

A. RESOLUTIONS PRESENTED TO THE ORDINARY GENERAL MEETING

First resolution -	Approval of transactions and the annual statutory financial statements for fiscal year 2005

The shareholders, deliberating as an Ordinary General Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report, approve the transactions which took place in fiscal year 2005 and the statutory financial statements for the year ended December 31, 2005 as presented to them.

Second resolution -	Approval of the consolidated financial statements for fiscal year 2005

The shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Report on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2005 as presented to them.

Third resolution -	Appropriation of earnings and declaration of dividend

The shareholders, deliberating as an Ordinary General Meeting and noting statutory net earnings for the fiscal year of €1,000,428,439.49 and retained earnings of €1,923,098,936.45, approve the appropriation of these two amounts totaling €2,923,527,375.94, as proposed by the Board of Directors, as follows:

In €
• Statutory dividend of 5% of the par value (€0.10 per share) on 1,271,056,059 shares dividend rights as of January 1, 2005	127,105,605.90

• Additional dividend (€0.90 per share) on 1,271,056,059 shares dividend rights as of January 1, 2005	1,143,950,453.10

• Total distribution (€1 per share)	1,271,056,059.00

• To the “Other reserves” item	1,652,471,316.94

2,923,527,375.94

Accordingly, the Shareholders declare a net dividend for fiscal year 2005 of €1 per share. This entire distribution is eligible for the 40% deduction provided for in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 8, 2006.

In the event that on the date the dividend is paid, the Company holds a certain number of its own shares, the sum corresponding to the dividend not paid on these shares will be allocated to the “Other reserves” item.

Pursuant to applicable law, the Shareholders hereby record that distributions in respect of the previous three fiscal years were as follows:

Fiscal Year	Number of shares with dividends	Breakdown of amounts	Net dividend	Avoir fiscal	Total earnings
		€	€	€	€
2002	991,856,863 shares fully paid in	704.2million	0.70	0.35	1.05
	3,386,799 shares not paid in	2.1 million	0.60	0.30	0.90
2003	992,256,980 shares fully paid in	704.5million	0.70	0.35	1.05
	3,273,914 shares not paid in	2.3 million	0.70	0.35	1.05
2004	1,008,434,678 shares fully paid in	806.7million	0.79	—	0.79

*	after adjustment following the capital increase in cash of October 12, 2005, with retention of preferential subscription rights.

Fourth resolution -	Statutory Auditors’ Report on regulated related-party agreements

The shareholders, deliberating as an Ordinary General Meeting and having reviewed the Statutory Auditors’ Special Report on the regulated agreements referred to in Article L. 225-38 of the French Commercial Code, approve the transactions entered into or performed during the fiscal year.

Fifth resolution -	Renewal of the term of office of a Director (Jean-Jacques Salane)

The shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report, renew Jean-Jacques Salane’s term of office as Director for a period of four years.

Mr. Salane’s term of office shall expire at the end of the Ordinary General Meeting held to approve the financial statements for fiscal year 2009.

Sixth resolution -	Authorization for the Board of Directors to trade in the Company’s shares

The shareholders, deliberating as an Ordinary General Meeting and having reviewed the Board of Directors’ Report and the overview of the stock repurchase program, authorize the Board of Directors to purchase Company shares in accordance with the terms and conditions set forth in Article L. 225-209 of the French Commercial Code with a view to:

•	enabling an investment services provider to stabilize the share price under liquidity agreements;

•	their subsequent cancellation as part of a reduction of share capital decided or authorized by an Extraordinary General Meeting;

•	granting or selling them to employees or former employees of the Group, or implementing stock option plans;

•	keeping them or subsequently using them in exchange or as payment for external growth transactions, subject to a maximum limit of 5% of the share capital;

•	using them to cover issued securities which carry with them rights to shares in the Company, by means of allocating shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or by any other means, to the allotment of shares in the Company.

And in accordance with the following terms and conditions:

•	the maximum number of shares purchased may not exceed 10% of the share capital on the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed €5 billion;

•	the maximum purchase price may not exceed €40.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time, pursuant to applicable law.

In the event of a share capital increase by capitalization of reserves and the free grant of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares as it results from the transaction.

This authorization shall come into effect at the end of this General Meeting and be valid for a period of eighteen months as from the date hereof; it shall supersede the authorization granted by the thirteenth resolution of the Ordinary and Extraordinary General Meeting of Shareholders of May 13, 2005.

The shareholders confer full powers on the Board of Directors, with the possibility of delegation, to implement this authorization, enter into any agreements, perform all formalities, file returns with all appropriate bodies or entities and generally do all that is necessary in this respect.

B. RESOLUTIONS PRESENTED TO THE EXTRAORDINARY GENERAL MEETING

Seventh resolution -	Authorization granted to the Board of Directors to increase the share capital through the issue, with retention of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts

The shareholders, deliberating as an Extraordinary General Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, and in accordance with the provisions of the French Commercial Code, notably Articles L. 225-129-2, L. 225-132, L. 228-92, and L. 228-93 thereof:

1.	Confer full powers on the Board of Directors to increase the share capital, on one or more occasions, in the amounts and at times decided by it:

a.	through the issue, in euros, foreign currency or any other monetary unit established by reference to several currencies, of shares and/or securities convertible, redeemable or otherwise exercisable for shares of the Company or companies of which it directly or indirectly holds over one-half of the share capital, immediately or in the future, at any time or on a fixed date;

b.	and/or by the capitalization of additional paid-in capital, reserves, earnings or other amounts the capitalization of which is permitted by law and the bylaws, and the allocation of free shares or an increase in the par value of existing shares.

2.	Confer these powers for a period of twenty-six months as from the date of this General Meeting.

3.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

•	in the case of a capital increase performed by way of the issues referred to in paragraph 1.a. above:

a.	the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed €500 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of the holders of these securities pursuant to applicable law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the eighth and ninth resolutions of this General Meeting;

b.	the total maximum par value amount of the aforementioned debt securities may not exceed €5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to the debt securities issued pursuant to the eighth, ninth and eleventh resolutions of this General Meeting;

•	in the case of the capitalization of additional paid-in capital, reserves, earnings or other amounts, the par value increase in share capital may not exceed the total of the amounts capitalized, it being specified that this limit is in addition to the ceiling set in paragraph 3.a. above.

•	decide, in accordance with the provisions of Article L. 225-130 of the French Commercial Code, that fractional rights shall not be negotiable and that the corresponding shares shall be sold and the resulting proceeds distributed to the holders of these rights no later than 30 days after the date of inscription in their account of the full number of shares allotted.

4.	In the event of the utilization of this authorization by the Board of Directors for the purpose of a share issue referred to in paragraph 1.a. above:

•	decide that the issue or issues shall be reserved in preference for existing shareholders, who may subscribe to them as right;

•	confer, nonetheless, the power on the Board of Directors to grant shareholders subscription rights in excess of the number to which they are entitled as of right, in proportion to their preferential subscription rights and subject to demand;

•	decide that where subscriptions as of right and, where applicable, excess subscriptions, do not absorb the entire issue, the Board of Directors may use one or other of the following facilities, in an order determined by it and pursuant to applicable law:

•	limit the share capital increase to the amount of subscriptions, provided this represents at least three-quarters of the increase initially decided,

•	freely allot all or part of the issued securities not subscribed,

•	offer to the general public all or part of the issued securities not subscribed, on French and/or international markets;

•	decide, in accordance with Article L. 225.135-1 of the French Commercial Code, that if the Board of Directors notes that demand is likely to exceed supply, the number of shares may be increased within thirty days of the end of the subscription period, subject to a maximum limit of 15% of the initial issue and at the same price, subject to the ceiling referred to in paragraph 3.a. above.

5.	Record that this authorization supersedes the authorizations granted by the Ordinary and Extraordinary General Meeting of shareholders of April 27, 2004, to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

Eighth resolution -	Authorization granted to the Board of Directors to increase the share capital by means of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or of shares in the Company to which entitlement is granted through securities to be issued by the subsidiaries, including in exchange for shares tendered within the context of a public exchange offer

The shareholders, deliberating as an Extraordinary General Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, and in accordance with the provisions of the French Commercial Code, notably Articles L. 225-129.2, L. 225-135, L. 228-92 and L.228-93 thereof:

1.	Confer full powers on the Board of Directors to increase the share capital, on one or more occasions, in the amounts and at times decided by it, in France or in other countries, in euros, foreign currency or any other monetary unit established by reference to several currencies, through the issue:

•	by the Company, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or in companies of which it directly or indirectly holds over one-half of the share capital, immediately or in the future, at any time or on a fixed date, it being specified that these securities may be issued either in consideration for securities transferred to the Company pursuant to a public offer of exchange for securities satisfying the terms and conditions laid down in Article L. 225-148 of the French Commercial Code, or, as per the Contribution Auditor’s Report and subject to a maximum limit of 10% of the company’s share capital as of the date of this General Meeting, in consideration for contributions in kind to the company consisting of shares or securities convertible, redeemable or otherwise exercisable for shares in the Company, in the event that the conditions of Article L. 225-148 of the Commercial Code do not apply;

•	and/or by one of the companies in which SUEZ holds, directly or indirectly, more than one-half of the share capital, and with the approval of said company, any securities convertible, redeemable or otherwise exercisable for shares in the Company, immediately or in the future.

2.	Confer these powers for a period of twenty-six months as from the date of this General Meeting.

3.	Limit the amount of issues performed by the Board of Directors pursuant to this resolution as follows:

a.	the total maximum par value of shares issued, either directly or following presentation of debt or other securities, may not exceed €500 million, or its foreign currency equivalent, excluding the total par value of any shares issued to preserve the rights of holders of these securities in accordance with the law, it being specified that this limit applies jointly to shares issued, both directly and otherwise, pursuant to the seventh and ninth resolutions of this General Meeting,

b.	the total maximum par value amount of the aforementioned debt securities may not exceed €5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to the debt securities issued pursuant to the seventh, ninth and eleventh resolutions of this General Meeting.

4.	Decide to cancel the preferential subscription rights to securities issued pursuant to this resolution, either by the Company or by a company in which SUEZ holds, directly or indirectly, more than one-half of the share capital, and to authorize the Board of Directors, in accordance with paragraph 2 of Article L. 225-135 of the French Commercial Code, to offer the shareholders, during a period and in accordance with terms and conditions determined by it, and with respect to all or part of the issue performed, a deadline for priority entitlement to subscription, which may not be less than three trading days, without creation of negotiable rights, and which may be exercised in proportion to the number of ordinary shares held by each shareholder. Additional subscription rights may apply if granted by the Board of Directors.

5.	Decide that where subscriptions by shareholders and the general public do not absorb the entire marketable security issue, the Board of Directors may use one or other of the following facilities, in an order determined by it:

•	limit the issue to the amount of subscriptions, provided this represents at least three-quarters of the issue initially decided,

•	freely allot all or part of the securities not subscribed.

6.	Decide that the total amount received by the Company, plus that which it is likely to receive subsequently, for each of the shares issued or to be issued pursuant to this authorization, shall be at least equal to the minimum value set by paragraph 1 of Article 225-136 of the French Commercial Code, that is currently the weighted average opening price of the share on the Paris Bourse during the last three trading days preceding the issue of the shares and/or securities conferring entitlement thereto, less the 5% discount provided for by French law, and after correction of this amount where necessary for different dividend ranking dates; where shares are issued as a result of unattached stock subscription warrants the amount received by the Company on subscription of these warrants shall be taken into account in the calculation.

7.	Decide, in accordance with Article L. 225.135-1 of the French Commercial Code, that if the Board of Directors notes that demand is likely to exceed supply, the number of shares may be increased within thirty days of the end of the subscription period, subject to a maximum limit of 15% of the initial issue and at the same price, subject to the ceiling referred to in paragraph 3.a. above.

8.	Record that this authorization supersedes the authorizations granted by the Ordinary and Extraordinary General Meeting of shareholders of April 27, 2004, to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company or its subsidiaries, immediately or in the future, or by the capitalization of additional paid-in capital, reserves, earnings or other amounts.

Ninth resolution -	Authorization granted to the Board of Directors in the event of the issue, with cancellation of preferential subscription rights, of shares and/or securities convertible, redeemable or otherwise exercisable for shares in the Company, pursuant to the conditions of the eighth resolution, to set the issue price in accordance with the terms and conditions decided by the General Meeting, subject to a maximum limit of 10% of the capital.

The shareholders, deliberating as an Extraordinary General Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report and in accordance with Article L. 225-136 of the French Commercial Code:

1.	Authorize the Board of Directors, for each of the issues decided pursuant to the eighth resolution and subject to a maximum limit of 10% of the share capital, as of the date of this General Meeting, by twelve month period, to set the issue price in accordance with the following terms and conditions:

a)	the share issue price will be at least equal to the share’s closing price on the Paris Bourse on the day preceding the issue, with a possible 10% reduction,

b)	the issue price of the securities will be the amount immediately received by the Company plus, where applicable, any amount that the Company may subsequently receive, or, for each share issued after the issue of the securities, at least equal to the amount referred to in paragraph 1.a. above;

2.	Decide that the par value of the capital increase resulting from his resolution will be deducted from the par value of the shares issued, directly or otherwise, pursuant to the seventh and eighth resolutions of this General Meeting.

3.	Confer these powers for a period of twenty-six months as from the date of this General Meeting.

4.	Confer full powers on the Board of Directors, or a duly authorized representative, to implement this authorization, pursuant to applicable law.

Tenth resolution -	Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

The shareholders, deliberating as an Extraordinary General Meeting in accordance with the provisions of Article L. 225-98 of the French Commercial Code and having reviewed the Board of Directors’ report:

1.	Authorize the Board of Directors to issue, on one or several occasions, pursuant to the provisions of Articles L. 233-32 II and L. 233-33 of the French Commercial Code, equity warrants enabling subscription, under preferential terms, to a share or shares in the Company, and the free allotment thereof to all of the Company’s shareholders having shareholder status before the expiry of the public offer period, as well as to determine the conditions of exercise and features of the warrants. The total maximum par value of ordinary shares issued in this way may not exceed a limit of €2.7 billion and the maximum number of warrants issued may not exceed the number of shares making up the share capital at the time that the warrants are issued.

2.	Decide that this authorization may only be used in the event of a public offer for the Company.

3.	Confer full powers on the Board of Directors, with the possibility of subdelegation by the Board, to implement this authorization pursuant to applicable law.

Eleventh resolution -	Authorization granted to the Board of Directors to issue complex debt securities

The shareholders, deliberating as an Extraordinary General Meeting, and having reviewed the Board of Directors’ Report:

1.	Authorize the Board of Directors to issue, on one or several occasions, at times decided by it, in France and/or other countries, all complex debt securities, at a fixed or variable rate, subordinated or perpetual, in euros, foreign currency or any monetary unit established by reference to several currencies.

2.	Decide that the maximum par value amount of the issues that may be carried out by the Board of Directors pursuant to this authorization may not exceed a maximum of €5 billion, or its foreign currency equivalent, it being specified that this limit applies jointly to debt securities issued pursuant to the seventh, eighth and ninth resolutions of this General Meeting.

3.	Confer these powers for a period of twenty-six months as from the date of this General Meeting.

4.	Record that this authorization supersedes the authorizations granted by the Ordinary and Extraordinary General Meeting of Shareholders of May 5, 2000 to issue bonds and debt securities.

Twelfth resolution -	Authorization granted to the Board of Directors to issue shares reserved for employees belonging to a SUEZ Group corporate savings plan

The shareholders, deliberating as an Extraordinary General Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, and in accordance with the provisions of the French Commercial Code, notably Articles L. 225-129, L. 225-138 and L. 225-138-1 thereof, as well as Articles L. 443-1 et seq. of the French Labor Code:

•	cancel the authorization granted under the sixteenth resolution of the Ordinary and Extraordinary General Meeting of shareholders of April 27, 2004, to increase the share capital in favor of employees belonging to a SUEZ Group corporate savings plan;

•	authorize the Board of Directors to increase the share capital, on one or more occasions, via the issue of shares for cash, during a twenty-six month period commencing as from the date of this General Meeting;

•	reserve the subscription of the entire share issue for employees of the Company and affiliated companies or economic interest groups within the meaning of Article L. 233-16 of the French Commercial Code, who are members of a Group corporate savings plan and/or a voluntary employee retirement saving partnership (hereinafter the “Employees”), said Employees being able to subscribe directly or via the intermediary of a company mutual fund;

•	authorize the Board of Directors, within the framework set by this resolution, to allocate free shares or other securities conferring entitlement to shares, subject to the limits laid down by Article L. 443-5 of the French Labor Code;

•	decide that the total number of shares subscribed and/or allocated pursuant to this resolution must not exceed 3% of the share capital, as of the date of the Board of Directors’ decision;

•	cancel shareholder preferential subscription rights in favor of the Employees for whom the share issue is reserved;

•	decide that the issue price of the new shares to be issued shall be equal to 80% of the average opening price of the share on Euronext Paris during the 20 stock market sessions preceding the date of the decision of the Board of Directors or, where applicable, the Chairman, setting the subscription period opening date for the share issue reserved for Employees.

Thirteenth resolution -	Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of Spring Multiple 2006 SCA and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plans

NOTA BENE:

Employees eligible to participate in one of the multiple Spring 2006 operation formulae, and employed by non-French subsidiaries of the SUEZ Group located in the following countries:

Germany, Argentina, Australia, Austria, Belgium, Brazil, Chile, Spain, the United States, Hong Kong, Hungary, Indonesia, Macao, Morocco, Mexico, Norway, New Caledonia, the Netherlands, Peru, Poland, French Polynesia, Portugal, the Czech Republic, the United Kingdom, Slovakia, Sweden, Switzerland and Thailand,

who are SUEZ shareholders as of the date of this General Meeting and who wish to attend the meeting or be represented must not take part in the vote on the thirteenth resolution if they later wish to subscribe to one of the multiple Spring 2006 operation formulae.

The shareholders, deliberating as an Extraordinary General Meeting, in accordance with Article L. 225-138 of the French Commercial Code and having reviewed the Board of Directors’ Report, the Statutory Auditors’ Special Report and the Independent Expert’s Report:

•	authorize the Board of Directors to increase the share capital, on one or more occasions, over a period of eighteen months as from the date of this General Meeting, by a maximum par value amount of €30 million via the issue of a maximum of 15 million new shares with a par value of €2 each. The final amount (hereinafter the “Final Amount”) of the share capital increase shall be calculated as follows:

10 x + 9 a

where “x” and “a”, after any reductions, are as follows:

•	“x”,	total employee subscriptions to the share capital of Spring Multiple 2006 SCA and/or the capital of any company qualifying for the cancellation of preferential subscription rights pursuant to this resolution.

•	“a”,	the total amount of subscriptions, in the context of the twelfth resolution of this General Meeting, pursuant to the 2006 multiple formula, as described in the Board of Directors’ Report, by employees with employment contracts governed by the laws of Germany, the United States, Australia, Austria, Spain, the Netherlands, Norway, Poland, Sweden and Thailand to the share capital of SUEZ or by the employees of any other country that is added to this list by the Board of Directors as specified below.

•	decide that the total amount of subscriptions by each employee may not exceed the amount specified above and, in the event of excess employee subscriptions, these shall be reduced in accordance with the directions given in the Board of Directors’ Report;

•	decide to cancel the shareholders’ preferential subscription rights and reserve subscription of all shares to be issued, in accordance with Article L. 225-138 of the

French Commercial Code, in favor of Spring Multiple 2006 SCA, a Luxembourg société en commandite par actions (limited partnership with shares), with share capital of €31,000, whose registered office is located at 3 avenue Pasteur, L–2311 Luxembourg, registered with the Trade and Companies Registry of Luxembourg, and/or any company whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan;

•	decide that the issue price of the new shares shall be the same as the price of shares to be issued in the next share capital increase reserved for employees pursuant to the twelfth resolution of this General Meeting and which shall be equal to 80% of the average opening price of SUEZ shares on Euronext Paris during the 20 stock market sessions preceding the date of the decision of the Board of Directors or, where applicable, the Chairman, setting the subscription period opening date for the share issue reserved for employees;

•	authorize the Board of Directors to calculate the subscription formulae which will be offered to employees in each country, in light of the constraints of applicable local laws and, if necessary, add or subtract countries to and from the list for the purposes of calculating the values of “x” and “a” as specified above;

•	decide, where applicable, that the amount of the share issue or that of each share issue, shall be limited to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements.

Fourteenth resolution -	Authorization for the Board of Directors to reduce the share capital by canceling shares

The shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L.225-209 of the French Commercial Code, to reduce the share capital, on one or more occasions, by canceling all or part of the shares purchased by the Company, subject to a maximum limit of 10% of the share capital by twenty-four-month period.

This authorization is granted for a period of eighteen months as from the date of this General Meeting and supersedes that granted by the fourteenth resolution of the Ordinary and Extraordinary General Meeting of Shareholders of May 13, 2005.

The shareholders confer full powers on the Board of Directors to:

•	perform such share capital reductions,

•	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof,

•	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

•	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of implementation of this authorization.

Fifteenth resolution -	Amendment of Article 7-4 of the bylaws – Notices that must be made to the Company

The shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report, decide to amend Article 7-4 of the bylaws currently in force, as follows:

Article 7-4 – Notices that must be made to the Company

All private individuals and legal entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by registered letter with return receipt requested, within 5 days of the date on which one of these thresholds is crossed, of the total number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement results in cancellation of the voting rights attached to those shares relating to the unreported fraction at all shareholders’ meetings held during a two-year period following the date of filing of the aforementioned notice. Application of this penalty is subject to a request by one or more shareholders holding at least 1% of the share capital of the Company. This request is recorded in the minutes of the General Meeting.

Sixteenth resolution -	Powers to carry out the shareholders’ decisions and perform the related formalities

The shareholders, deliberating as an Extraordinary General Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

All shareholders, regardless of the number of shares that they own, shall be entitled to take part in the deliberations of the General Meeting.

As an alternative to attending the General Meeting in person, shareholders may vote by post or be represented by their spouse or another proxy holder who is also a shareholder.

However, only shareholders having previously proved that they own the shares held shall be admitted to or may be represented at the General Meeting:

•	In respect of registered shares: by registering such shares with CACEIS Corporate Trust – Service Assemblées, in fully registered or administered registered form, at least one day prior to the General Meeting.

•	In respect of registered bearer shares: by filing, at least one day prior to the General Meeting, with CACEIS Corporate Trust – Service Assemblées, a certificate from the broker holding the security account stating that these shares will be non-transferable until the date of the General Meeting.

Any requests by shareholders for draft resolutions to be included on the agenda, which are made in accordance with the legal requirements relating to the possession or the representation of those possessing the necessary percentage of share capital, must be sent to the corporate headquarters, by registered letter with return receipt requested, within 10 days of the date of publication of this notice (pursuant to Articles 128 and 130 of the Decree of March 23, 1967).

A form for voting by post or a proxy form will be sent directly to all registered shareholders. Those holding bearer shares may obtain this form from CACEIS Corporate Trust – Service Assemblées, as from the date of the notice convening the General Meeting, by sending a request by registered letter with return receipt requested. This letter must be received by CACEIS Corporate Trust – Services Assemblées, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 9, at least six days prior to the General Meeting.

Any shareholder that opts to vote by post shall no longer have the right to attend or be represented at the General Meeting.

The form must be returned to CACEIS Corporate Trust – Service Assemblées at least three days prior to the General Meeting.

This year for the first time SUEZ is allowing its shareholders the possibility of voting by internet prior to the General Meeting. A dedicated web page has been set up for this purpose.

This web page is accessible at www.suez.com and enables shareholders to vote by internet prior to the General Meeting, under the following conditions:

Registered shareholders:

•	All holders of registered shares (fully registered or administered registered) will receive their user name and password for connection to the site from CACEIS Corporate Trust.

•	Once connected, on-screen instructions will guide shareholders through the voting process.

Bearer shareholders:

•	Bearer shareholders wishing to vote by internet prior to the General Meeting should ask their broker for a certificate attesting that the shares are non-transferable and specifying their intention to vote by internet.

•	Shareholders should send this request form to their broker, who should then return the relevant certificate, with the mention “Internet Vote”, to CACEIS Corporate Trust.

•	Upon receipt of this certificate, CACEIS Corporate Trust will post the user name and password for connection to the site to the shareholder, to the address given on the certificate. The shareholder may then vote.

This secure, dedicated web page will be available between April 13, 2006 and May 4, 2006, 3:00 p.m. GMT +01:00.

Shareholders are asked to vote as soon as possible in order to avoid any system blockages during the final days, which could result in their vote not being recorded.

Pursuant to Article 136 of the Decree of March 23, 1967, as amended on May 3, 2002, any shareholder having complied with one of the above-mentioned options may nevertheless sell all or part of its shares during the minimum registration or non-transferability period by notifying the broker duly empowered by the French financial markets authority (Autorité des marchés financiers) of the cancellation of such registration or non-transferability options before 3:00 p.m., GMT +01.00, one day prior to the General Meeting. Shareholders having requested an entry card or already voted by post or elected to be represented by a proxy-holder, must provide full details to their broker in this respect in order that the broker may cancel the vote or amend the number of shares and corresponding voting rights to be included in the vote.

The shareholders may, by simple written request, obtain the documents provided for in Articles 135 and 258 of the Decree of March 23, 1967, from CACEIS Corporate Trust (Service Assemblées)*. These documents will also be available for consultation by the shareholders at the Company’s corporate headquarters.

The Board of Directors

CACEIS Corporate Trust, Service assemblées,

14, rue Rouget de Lisle

92862 Issy-les-Moulineaux Cedex 9 - France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary